# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hurco Companies, Inc., CIK 0000315374
CUSIP: 447324104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: One Technology Way, Indianapolis, Indiana (IN), 46268
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001591377

## Reporting persons
- P. Oppenheimer Investment Parternship, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 256,161; shared voting power 0; sole dispositive power 256,161; shared dispositive power 0; aggregate amount beneficially owned 256,161 (3.99% of the class)
- Oppenheimer + Close, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 34,311; shared voting power 0; sole dispositive power 34,311; shared dispositive power 0; aggregate amount beneficially owned 174,519 (2.72% of the class)
- Oppvest, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 256,161; shared voting power 0; sole dispositive power 256,161; shared dispositive power 0; aggregate amount beneficially owned 256,161 (3.99% of the class)
- Carl K. Oppenheimer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 290,472; shared voting power 0; sole dispositive power 290,472; shared dispositive power 0; aggregate amount beneficially owned 430,680 (6.71% of the class)

## Item 1. Issuer
Name of issuer: Hurco Companies, Inc.
Address of issuer's principal executive offices: One Technology Way, Indianapolis, INDIANA 46268

## Item 2. Person Filing
Name of person filing:
P. Oppenheimer Investment Partnership, LP
Oppenheimer + Close, LLC
Oppvest, LLC
Carl K. Oppenheimer
Address of principal business office or, if none, residence:
119 West 57th Street
Suite 1515
New York, NY 10019
Citizenship:
Delaware
Delaware
Delaware
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
256,161
174,519
256,161
430,680
Percent of class:
4.0%
2.7%
4.0%
6.7
Sole power to vote or to direct the vote:
256,161
34,311
256,161
290,472
Shared power to vote or to direct the vote:
0
0
0
0
Sole power to dispose or to direct the disposition:
256,161
34,311
256,161
290,472
Shared power to dispose or to direct the disposition:
0
0
0
0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- P. Oppenheimer Investment Parternship, LP: Carl K. Oppenheimer, Managing Member (02/10/2026)
- Oppenheimer + Close, LLC: Carl K. Oppenheimer, Managing Member (02/10/2026)
- Oppvest, LLC: Carl K. Oppenheimer, Managing Member (02/10/2026)
- Carl K. Oppenheimer: Carl K. Oppenheimer, Managing Member (02/10/2026)